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                           Reliability Incorporated












                                  1  9  9  6
                                    1  9  7  1


                twenty-five years of reliability in electronics





































                                Annual Report





g:\ofsusers\financial\anrpt97.wp1

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                   Reliability is celebrating its 25th year

               of providing quality to the electronics industry.

               We have made our reputation as a leading supplier

             of testing services and testing products to the major

                manufacturers and users of integrated circuits.

              Our DC/DC converters are used worldwide in telecom,

            distributed power and industrial control applications.

             Please join us in a review of the Company's history.

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                               Table of Contents



                                 Annual Report


                            To Our Shareholders  I

                       Selected Financial Information  I

                           The Company in Review  IV

                          Corporate Information  VIII



                                 Form 10-K  1

                     Five Year Selected Financial Data  9

                          Management's Discussion  10

                    Consolidated Financial Statements  F-1

                Notes To Consolidated Financial Statements  F-7








                             (inside front cover)
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          Full page ghosted photo of man working on burn-in chamber












Front of fly sheet
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Back of fly sheet
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To Our Shareholders  1996 was a very successful, but challenging, year. Due to the hard work and good execution by Reliability's seasoned professional staff, we have a lot to celebrate. It is hard to describe 1996 as anything but outstanding for the Company, since operating income was 25% higher than 1995 on a 5% increase in revenues. This was accomplished in a year when the semiconductor market declined over 10%. 1996's operating income of $7.5 million and net income of $4.8 million are the highest in the history of the Company.
      We entered the year with a $14.1 million backlog, greater than any year's beginning backlog since the Company was founded. However, beginning in January of 1996, booking of new orders for semiconductors decreased below shipments, and bookings did not rise above shipments until October of 1996. Even though almost all semiconductor industry analysts were forecasting continued growth of 15-25% for 1996, as the year unfolded, it became obvious that it would not be a good year for semiconductor manufacturers. DRAM manufacturers in particular were affected, and that in turn presented its share of challenges for Reliability.

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                        SELECTED FINANCIAL INFORMATION

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(In Thousands, except per share data)
                                     1994        1995       1996    % Change
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Revenues                           $23,427     $33,930     $35,760      + 5

Operating Income                     2,580       6,004       7,493      +25

Net Income                           2,645       4,063       4,846      +19

Net Income Per Share                   .62         .96        1.14      +19

Working Capital                      8,974       8,504      12,728      +50

Stockholders' Equity                10,759      14,822      19,668      +33

Total Assets                        13,284      23,727      26,603      +12

Average Shares Outstanding           4,243       4,243       4,243       --
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    We were again reminded that the semiconductor equipment industry is volatile and is still subject to the basic economic laws of supply and demand. When the supply of semiconductors exceeds the demand, there is a correction, and that is exactly what happened in 1996. Needless to say, semiconductor manufacturers slowed their capital spending and delayed or rescheduled a number of announced projects for increasing capacity.
    Reliability weathered the slowdown in the market in the first quarter better than the general market, and our bookings remained above our shipments as our backlog increased. The slowdown did catch up with us, however, in the second and third quarters, and backlog at September 30, declined to $8 million. Orders for our functional memory testers and micrologic systems decreased below shipments, and the rate of new orders for our DC/DC converters declined below shipments. We responded by decreasing our overhead and general and administrative expenses as well as reducing planned capital expenditures for 1996.



                                                                              I
                                       5
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Demand for our Intersect(tm) functional memory testers returned in the fourth quarter, and we finished the year with a consolidated backlog of $9.9 million.
    On the positive side, the demand for our testing Services remained strong throughout the year and our revenues in this segment increased by 21% over our previous record year of 1995.
    Reliability held its R&D investment constant in 1996; however, we invested a total of $4.4 million in R&D in 1995/1996 in order to continue development of new state-of-the-art test systems and DC/DC converters for our customers.
    Even though we saw some softening in our semiconductor equipment markets during the year, we continued our proven strategy of investing in shared customer-specific research and development and capital equipment expenditures. We invested $1.8 million in capital equipment in 1996, for a total of $10 million in the 1995/1996 time frame. The majority of the investment was in equipment for testing Services to increase our capacity for processing larger volumes of DRAMs for our key customers. This resulted in considerable

The following graphs represent those shown in the printed annual report. The graphs in the annual report are vertical bar graphs showing the dollars along the left side and the years along the bottom. These three graphs are horizontal in the middle of the second page of the letter to shareholders.

Revenues (Thousands of Dollars)

1996  |XXXXXX|XXXXXX|XXXXXX|X                $35,760

1995  |XXXXXX|XXXXXX|XXXXXX|XXX   |          $33,930

1994  |XXXXXX|XXXXXX|X                       $23,427
     $0 $10,000 $20,000 $30,000 $40,000


Operating Income (Thousands of Dollars)

1996  |XXXXXX|XXXXXX|XXXXXX|XXX              $ 7,493

1995  |XXXXXX|XXXXXX|XXXXXX|                 $ 6,004

1994  |XXXXXX|X                              $ 2,580
      $0   $2,000 $4,000 $6,000 $8,000


Net Income (Thousands of Dollars)

1996  |XXXXXX|XXXXXX|XXXXXX|XXXXXX|XXXXX |                $4,846

1995  |XXXXXX|XXXXXX|XXXXXX|XXXXXX|X                      $4,063

1994  |XXXXXX|XXXXXX|XXXX                                 $2,645
     $0   $1,000 $2,000 $3,000 $4,000 $5,000

growth in revenue for this segment during 1995 and 1996. The balance of the capital expenditures was invested in equipment to reduce costs, increase productivity, and reduce time to market.
      While we continued to make significant investments in our future, our financial position remains very strong. Cash increased from $1.6 million as


II
                                       6

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of December 31, 1995, to $8.5 million at December 31, 1996. Net worth increased to $19.7 million or $4.64 per share. Working capital increased to $12.7 million, and net capital assets increased to $9.3 million, while long-term debt decreased to less than $2 million. Our only long-term debt is the fixed-rate mortgage on our Houston facility.
      Our forward looking forecasts reflect increasing demand for our products and services due to a predicted increase in demand for DRAMs, SDRAMs, SRAMs, and microprocessors. Our shared investments in R&D and capital equipment, which are targeted at serving key customers who are leaders in supplying high performance memory and micrologic devices, should position our testing Services and Testing Products for long-term growth

















































II
                                       7
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that is faster than most other semiconductor equipment and service markets.
The focus in Power Sources on the fast growing computer and telecom market should produce a good environment to steadily increase our revenue on DC/DC converters. This, along with our strong financial position, should place Reliability's products and services in a good position to respond as the market recovers and begins to grow again.
      I want to extend a special thank you to our customers, employees, and stockholders who have supported Reliability during the past 25 years. Our employees have done an excellent job designing, selling, manufacturing, and supporting high quality products and services to a very loyal customer base. Our stockholders have been very patient and supportive, which we certainly appreciate.
      We believe that we have developed winning strategies for all three of our business segments that positions Reliability to continue to perform at increasingly higher levels in the long term. However, we forecast that 1997 revenue and profits will start slowly and gain momentum through the year as our backlog increases.

The following graphs represent those shown in the printed annual report. The graphs in the annual report are vertical bar graphs showing the dollars along the left side and the years along the bottom. These three graphs are horizontal in the middle of the third page of the letter to shareholders.


Working Capital (Thousands of Dollars)

1996  |XXXXXXX|XXXXXXX|XXXX                  $12,728

1995  |XXXXXXX|XXXXX                         $ 8,504

1994  |XXXXXXX|XXXXXX                        $ 8,974
     $0   $5,000   $10,000   $15,000


Stockholders' Equity (Thousands of Dollars)

1996  |XXXXXXXX|XXXXXXXX|XXXXXXXX|XXXXXXXX          $19,668

1995  |XXXXXXXX|XXXXXXXX|XXXXXXX |                  $14,822

1994  |XXXXXXXX|XXXXXXXX|X                          $10,759
     $0    $5,000   $10,000   $15,000   $20,000


Total Assets (Thousands of Dollars)

1996  |XXXXXXXX|XXXXXXXX|XXXXXXXX|XXXXXXXX|XXXXXXXX|XX          $26,603

1995  |XXXXXXXX|XXXXXXXX|XXXXXXXX|XXXXXXXX|XXXXXX               $23,727

1994  |XXXXXXXX|XXXXXXXX|XXXX                                   $13,284
     $0     $5,000  $10,000  $15,000  $20,000  $25,000


/s/ Larry Edwards
Larry Edwards
President and Chief Executive Officer

February 19, 1997

                                                                            III
                                       8

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1971-1977  Reliability was founded in 1971 when it acquired the assets of
the Testing Services Division of Texas Instruments.   The objective was
simple, but far reaching - to provide reliability testing services of integrated circuits (ICs) to major electronics manufacturers or their end customers. By artificially aging or conditioning ICs (a process commonly called "burn-in"), then testing the devices, Reliability was able to improve the probability that the ICs would continue to operate in their final
environment over time.   The Company developed the Criteria(r) Burn-in
System for its internal use since there was no commercially available equipment to meet its stringent quality requirements.
      In a virtually untapped market, the first year saw sales quadruple.
A "small" R & D budget of $1,800 was allocated to develop products for a new market - DC/DC converters.
      From 1972-1975, the Company grew in both size and scope of its operations. It began manufacturing its V-PAC(tm) and T-PAC DC/DC converters overseas, expanding the Company's presence in Europe. Demand for testing

Photos with the following captions are printed across the middle of the page at this point:

      Testing ICs after burn-in (1971); board assembly
      Criteria burn-in chambers at service facility; V-PAC DC/DC converter

      An early facility; Criteria chamber manufacturing

text continues at this point:

services capabilities had increased to the point that the Company started manufacturing Criteria Burn-in Systems for sale to external customers. Reliability had become one of the largest independent test laboratories, and the Criteria equipment an industry standard.
      As demand for Reliability's innovative products escalated, a new Houston facility was opened in 1977 to significantly increase manufacturing and support capacity. The customer base for Criteria systems and DC/DC converters expanded to include Europe and Asia. Two new models of the Criteria line were introduced, thereby widening the equipment market for the Company. Plans were also announced to expand the Company's manufacturing and testing services operations in the U.S. and overseas.






















IV
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1978-1983  With the opening of additional testing laboratories,  the Company was able to serve the large concentration of semiconductor manufacturers in Southeast Asia and the heart of Silicon Valley. 1978 revenues soared 31%. Part of this success was due to the expansion of the Power Sources business as it entered the ten-watt market. The Criteria line of burn-in systems increased again with the introduction of the Criteria VII. Targeted for the 16K and 64K Random Access Memory (RAM) market, it provided two-and-one-half times the capacity of competing product offerings. In addition, Reliability introduced its first peripheral products for more efficient use of burn-in equipment including automatic loaders and unloaders for inserting and removing ICs on and off burn-in boards.
      Investments in R & D paid off by the end of 1980 with the introduction of the Intercept (later changed to Intersect) Burn-in and Test System
(BITS), a unit that provided the first system for simultaneously conditioning and testing 16K and 64K memories. By 1982, Intersect II was introduced, giving RI another industry first -


Photos with the following captions are printed across the middle of the page at this point:

      Networked systems; Loader channels; the first Intercept (Intersect)

      Auto Loader/Unloader; transformer winding for power sources; finished power sources

Text continues at this point:

a service capability for performing parallel test during burn-in on 18,000 64K RAMs. This technology came at a time when Japanese competition in the semiconductor market was increasing pressure on US manufacturers to improve their quality levels.
      Automation and reduced human intervention were perceived as keys to increasing quality. The Company responded with its InterNet (later RelNet(tm)) local area network system which was introduced in 1983 to supply microprocessor controlled burn-in and test equipment.
      1983 also produced software enhancements for the Intersect systems, boosting their capabilities to handle 256K RAMs. In the Power Sources segment, new five-watt switch mode regulated DC/DC converters were introduced. RI also initiated its first software for tracking ICs through the entire burn-in and test service process.



















                                                                              V
                                      10
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1984-1990  1984 was an outstanding year for Reliability.  Burgeoning demand for microprocessors enabled the Company to operate at or near capacity levels for the entire year. Revenues were up almost 100% and net income increased more than 350%, compared to 1983. All three business segments contributed to this phenomenal success, but the Testing Products segment accounted for the greatest portion of the growth. During 1984 construction also began on an 87,000 square foot, three-story addition to the headquarters building in Houston.
      As with all highs, a low followed and lasted for the next couple of years. The semiconductor industry experienced its worst recession in its thirty-year history during 1985. RI began a repositioning process to prepare for an era of rapidly changing technologies. Out of the new challenges and technologies came new opportunities and the Company took advantage of these through the balance of the decade. The mid and late '80s ushered in a host of new products to address the complex burn-in process required for high pin count ICs including Application Specific Integrated Circuits (ASICs) such as gate arrays, standard cells, and custom and programmable logic



Photos with the following captions are printed across the middle of the page at this point:

      The current building at 16400 Park Row; board manufacturing

      Intersect 30; Costa Rica facility for power source manufacturing

Text resumes at this point:


devices. The most notable new products were the Criteria XII and Intersect 10, the first commercially available products for ASICs and Very Large Scale Integration (VLSI) devices. In 1986, RI released its Interactive System Controller which provides total programming, control and monitoring of the Criteria family of burn-in systems.
      The testing Services segment had become more customer specific over the years and, in response, the Company established a "captive" testing services lab in Durham, North Carolina. This facility continues to be dedicated to providing services to one major manufacturer of DRAMs.
      Although the Power Sources segment of the Company had grown steadily through the years, it was during the late 1980s that Reliability achieved record sales and gained recognition as a major supplier of quality DC/DC converters for local area networks. The Company decided to open a facility in Costa Rica in 1990 dedicated to manufacturing this product line.
















VI
                                      11

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1991-1996  The personal computer exploded onto the scene, and Reliability was ready to take advantage of the semiconductor industry's continuing growth. Although 1991/92 were sluggish years for the Company, testing Services operations met or exceeded expectations. Our two captive test labs, one in North Carolina, and another in Singapore, continued to expand as each new generation of devices increased in complexity.
      The Intersect 30 Burn-in and Test System was introduced after three years of research and development. This product was the first to feature surface mount, high speed multi-technology drivers for ECL, CMOS, BiCMOS, or BiPolar memory devices. A personal computer served as the central control, operator interface, and test engineer's interface. With the Intersect 30, the Company claimed technology leadership for burn-in test systems for the next generation of memory devices.
      Another new product, Burn-in Board Management (BIB management) software, was brought to market that enabled customers to track usage, history, and defect rate of burn-in boards.


Photos with the following captions are printed across the middle of the page at this point:

      Loader manufacturing, Criteria 18, DC/DC converter inspection; Intersect 2000, North Carolina testing facility

Text continues at this point:

      Several other new products were introduced in response to market demand: two new lower cost memory burn-in and test systems - the Intersect 2000 and the RK-94(tm); three phases of the RelNet software; and the Criteria 18-HD(tm) with the capability to dissipate 15,000 watts; and new 10 and 25 watt wide input range converters.
      The 1990s has been a period of investment and planning for the growth of the Company. Research and development expenditures from 1991 through 1996 totaled $12 million, and another $13 million was invested in capital equipment and plant. In 1995, we purchased our facilities in Costa Rica, North Carolina and Houston. After repositioning the Company to meet the challenges of a rapidly changing industry, we showed a profit in 1993 and have shown increasing profitability in each subsequent year. We continue to explore the avenues leading to another "25 years of Reliability in electronics".




















                                                                            VII
                                      12

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Corporate Information


Directors               Officers

Larry Edwards           Larry Edwards
Chairman                President and
                        Chief Executive Officer

W. L. Hampton           Max T. Langley
Retired                 Senior Vice President Finance,
                        Chief Financial Officer,
John R. Howard          Secretary and Treasurer
Attorney

Thomas L. Langford      James M. Harwell
Investments             Vice President

A.C. Lederer, Jr.       Robert W. Hildenbrand, Jr.
Investments             Vice President

                        Paul Nesrsta
                        Vice President

                        Margaret Bauer
                        Assistant Vice President

                        Lane Petterson
                        Assistant Vice President

                        Margaret A. Chapman
                        Assistant Secretary








Criteria(r) and V-PAC(r) are registered trademarks of Reliability
Incorporated

(tm) Intersect, RelNet, RK-94, and Criteria 18-HD are trademarks of Reliability Incorporated














VIII
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                              this page is blank






































Front of back fly sheet
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Shareholder Information

Legal Counsel           Inquiries Concerning        Inquiries Concerning the
                        the Company                 Company's Stock
Butler & Binion, L.L.P.
Houston, Texas          If you have any ques-       If you have any
                        tions concerning the        questions concerning
Auditors                Company's operations,       stock certificates,
                        recent results, his-        change of address,
Ernst & Young, LLP      torical performance or      consolidation of
Houston, Texas          wish to receive pre-        accounts, transfer
                        vious annual reports,       of ownership or
                        press releases or other     other stock account
                        Company information         matters, please
Annual Meeting          please contact:             contact the Company's
                                                    stock transfer agent
The annual meeting                                  at the following
of shareholders of      Investor Relations          address:
Reliability Incor-        Manager
porated, will be        Reliability Incorporated
held at the Company's   P.O. Box 218370             Harris Trust and Savings
executive offices -     Houston, Texas 77218-8370     Bank
16400 Park Row,         Tel:  (281) 492-0550        c/o Harris Trust Company
Houston, Texas          Fax:  (281) 492-0615          of New York
on April 30, 1997                                   77 Water Street, 4th Floor
at 10:00 a.m.                                       New York, NY 10005
                                                    Tel:  (800) 926-1269
































Inside Back cover
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Reliability Incorporated
P.O. Box 218370
Houston, Texas 77218-8370
(281) 492-0550



Reliability Incorporated
North Carolina Operations
3427 Industrial Drive
Durham, North Carolina 27704
(919) 471-1884



RICR de Costa Rica, S.A.
P.O. Box 1-3006
Zona Franca Metropolitana
Barreal, Heredia
Costa Rica, A.C.
506-293-4384



Reliability Singapore Pte Ltd.
5004 Ang Mo Kio Ave. 5
#04-01 Techplace II
Singapore 569872
65-481-9266






























(back cover)
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